Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

GRANT OF OPTIONS

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 31 May 2011, an aggregate of 149,132,801 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were granted, subject to acceptance of the grantees, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”).

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company announces that on 31 May 2011 an aggregate of 149,132,801 Options to subscribe for Shares were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under the Share Option Scheme. If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	31 May 2011
Exercise price of the Options
the higher of (a) the closing
market price of the Shares on
the Stock Exchange as stated in
the daily quotation sheet of the
Stock Exchange (the “Closing
Price”) on 31 May 2011 and (b)
the average Closing Price for
the period from 24 May 2011 to
30 May 2011 (both days
inclusive), being HK$0.652

Number of Options granted:	149,132,801 Options
Closing price of the Shares on the date of grant:	HK$0.66 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 31 May 2011, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
31 May 2011